                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
                       (Names of Filing Persons (offeror))

                     3.75% CONVERTIBLE SENIOR NOTES DUE 2023
                         (Title of Class of Securities)

                           15189T AA 5 AND 15189T AC 1
                      (CUSIP Number of Class of Securities)

                                 RUFUS S. SCOTT
                     VICE PRESIDENT, DEPUTY GENERAL COUNSEL
                        AND ASSISTANT CORPORATE SECRETARY
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to

          GERALD M. SPEDALE                         STEVEN R. LOESHELLE
          BAKER BOTTS L.L.P.                        DEWEY BALLANTINE LLP
    910 LOUISIANA, ONE SHELL PLAZA              1301 AVENUE OF THE AMERICAS
      HOUSTON, TEXAS 77002-4995                   NEW YORK, NEW YORK 10019
            (713) 229-1234                             (212) 259-6160

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION(a)                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $660,675,000                                    $77,762
--------------------------------------------------------------------------------

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the issuer's 3.75% Convertible Senior Notes due 2023 in secondary market transactions from February 28, 2005 through March 4, 2005, as reported to the issuer, reduced by an exchange fee of $1.50 for each $1,000 principal amount at maturity. The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $77,762
                  Form or Registration No.: Form S-4 (333-123182)
                  Filing Party: CenterPoint Energy, Inc.
                  Date Filed: March 8, 2005


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the SEC on July 19, 2005 by CenterPoint Energy, Inc. (the "Company"). The Issuer Tender Offer Statement on Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its 3.75% Convertible Senior Notes, Series B due 2023 (the "New Notes") and an exchange fee of $1.50 for each $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2023 of the Company (the "Old Notes") upon the terms and conditions contained in the prospectus issued July 19, 2005 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-123182), originally filed with the SEC on March 8, 2005 (as may be supplemented and amended, the "Registration Statement") and are incorporated by reference herein.

This Amendment No. 1 to Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEMS 1 through 11.

         Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Prospectus, are hereby amended and supplemented as follows:

         The following bullet point is added after the second bullet point on page 73 of the Prospectus in the section captioned "Where You Can Find More Information":

                 o our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005,

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2005

                                           CENTERPOINT ENERGY, INC.


                                           By:    /s/ James S. Brian
                                               ---------------------------------
                                               Name:  James S. Brian
                                               Title: Senior Vice President and
                                                      Chief Accounting Officer